Allegiance Capital, LLC
SEA Rule 17a-5(d)(4)
Exemption Report

Firm   CRD 105285
        SEC 8-52978
        Fiscal Year End December 31, 2015

In accordance with Rule 17a-5(d)(4), to our best knowledge and belief, we claim an exemption under Rule 15c3-3(k)(2)(ii). Also to our best knowledge and belief we met the exemption under Rule 15c3-3(k)(2)(ii) throughout our most recent fiscal year without exception.



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PRINCIPAL FINANCIAL OPERATIONS
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